Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: C.R. Bard, Inc.
                                                      Commission File No. 1-6926

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and C. R. Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and C.
R. Bard, Inc. at the Commission's web site at www.sec.gov . The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C. R. Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel:
(441) 292-8674; or to C. R. Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C. R. Bard, Inc.; failure of the C. R. Bard, Inc. shareholders to approve the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

Detailed information about factors pertinent to the business of each Tyco and Bard that could cause actual results to differ is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December

31, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                         * * * * * * * * * * * * * * *


The following is the transcript of an analyst call conducted by Tyco beginning at 8:00 a.m. CDT:

                               TYCO INTERNATIONAL
                                  May 30, 2001
                                  8:00 a.m. CDT


Moderator             Ladies and gentlemen, thank you for standing by. Welcome
                      to the Tyco International conference call. At this time all participant lines are in a listen only mode. Later there will be a question and answer session. As a reminder, today's call is being recorded.

                      At this time then, I'd like to turn the conference over to Dennis Kozlowski. Please go ahead, sir.

D. Kozlowski          Good morning, everybody. I'm here today with Rich Meelia,
                      the head of Tyco Healthcare, Mark Swartz, Jack Blackstock and other senior members of Tyco management.

                      During this call, we will be providing forward-looking information. I suggest the listeners refer to our press release for the cautionary language concerning forward-looking statements.

                      This morning, we announced the acquisition of C.R. Bard for roughly $3.2 billion. We are, of course, excited about this deal. Let me tell you why. It strengthens and broadens our Healthcare franchise and is immediately accretive by about $0.05 per share for the first 12 months of ownership.

                      Before talking about Bard, I want to update you though on a couple of other topics here at Tyco. First, our operations continue to perform well and we are on target to achieve our earnings and cash flow targets for the quarter and for the rest of our fiscal year. We are seeing strong internal growth at Fire and Security, Healthcare and Flow Control. TyCom's backlog of third party construction contracts is robust. The TyCom Global Network is now lit and being tested and we expect to book sales this quarter.

                      As reported in our April conference call, our Electronics organic revenue has slowed and is operating as anticipated. We have seen this particular weakness in telecom, both in the US and in Europe. That said, we remain comfortable with our revenue guidance of essentially flat sequential comparisons for Electronics in our fiscal third and fourth quarters. In Electronics, we are aggressively proceeding with plant consolidation steps. These consolidations were part of our original merger combination plans, but we were forced to postpone them last year, because we had organic growth peaking at about 30%.

                      The actions we are taking right now will allow us to continue to drive earnings and cash flow growth in the near-term while enhancing our long-term, next year and the year after, position as the low cost producer of a very efficient electronic operation.

                      Just as an aside, it's good to be diversified right now, since our service businesses, our recurring revenue, Healthcare businesses and segments of Flow Control businesses are performing well. While we are still seeing growth in our Electronics business, we are able to withstand a down turn on the Electronics side, or the flatness on the sequential basis on the Electronics side and continue to pound out the earnings and the cash flow, as promised to our investors.

                      We are on schedule to close CIT this coming Friday. We are very pleased with the progress thus far. We have done extensive planning with CIT management and many meetings have taken place between various CIT groups and Tyco operating units. The results have only bolstered our enthusiasm for this transaction.

                      The prospects of exiting some $4 billion to $6 billion of non-strategic and under-performing CIT assets over the remainder of this year are on track. CIT core businesses continue to perform very well. CIT will be immediately accretive to us, probably adding about $0.01 to our fiscal third quarter earnings for the one month that we owned the company, and another $0.02 for our fiscal fourth quarter results. This accretion is incremental to the earnings comments we have made in the past. In other words, we are comfortable with earnings expectations of around $0.69 per share in the third quarter, consensus is now around $0.68, and around $2.77 or $2.78 for the year, versus a consensus of about $2.75 for the year.

                      I also want to take this opportunity to briefly outline the acquisition of Cambridge Security, which is the old Ameritech SecurityLink, which we announced around ten days ago. We are paying $990 million cash for a security business that's roughly $370 million of recurring, monitoring revenues. We're only paying like 32 times the monthly monitoring revenues. This will add about 900,000 customers to our US base of about three million customers in the US. This deal is a classic Tyco bolt on transaction. We will fold Cambridge into our existing ADT infrastructure, thereby gaining about $220 million of cost efficiencies.

                      We look for the deal to add about $0.03 of earnings during the first year that we have it, with an initial cash on cash return in excess of 20% for the year. So from our organic growth plan for next year and the acquisitions of Cambridge, CIT and Bard, we're starting to view our fiscal year 2002 as a very good year for us.

                      Now turning to Bard, the focus of the call this morning. We have an agreement to buy the company for $60.00 per Bard share, or roughly some $3.2 billion. The deal is a stock for stock purchase with a $60.00 price fix. There is a floor exchange rate of 1.2 Tyco shares per Bard share, which kicks in were Tyco stock to average less than $50.00 per share during the measurement period. We are assuming $73 million of net debt and anticipate around $200 million of purchase accounting adjustments. We are expecting the transaction to close during our fiscal first quarter of 2002, which is the October, November, December 2001 time frame.

                      The price represents a 30% premium for Bard shareholders and is pretty much in line with the average multiple of our past Healthcare acquisitions, including Kendall, Sherwood and Mallinckrodt, as well as U.S. Surgical. It's probably a little bit less than the U.S. Surgical and Sherwood multiples.

                      In general, Bard can best be described as a mid-tech company with a strong stable of products and new offerings. Sales are concentrated in the US, which accounts for about 72% of the total sales. Rich Meelia, who is here today and has been heading up Tyco's Healthcare business since we acquired in Kendall in 1994, will walk through Bard's business in more detail in just a minute or two.

                      Beyond the near-term accretion, which I will discuss in a moment, Bard strengthens our long-term position, both in terms of growth rate and product breadth. Bard's core businesses have been growing at a 7% to 8% annual pace, despite the heavy concentration of businesses in the US markets. We believe we can accelerate this growth by pushing their product through our much larger international distribution capabilities and thus add to our own imbedded growth rate. We have not accounted for the earnings increases, should we be able to achieve these objectives. For example, less than 15% of Bard's oncology products are sold overseas. Organic growth of these products is currently around 10% and we see an opportunity to accelerate that pace by focusing on international growth outside the US.

                      Bard will broaden and fill-in our product offerings. On the fill-in front, examples include sourcing hernia mesh from Bard. We have built up a formidable presence in the hernia market through the acquisitions of Origins' Tacker product line and the balloon business from GSI some time ago. This deal allows us to market a complete package, including the mesh.

                      There are also technology sharing and cross-selling opportunities in many product areas. For example, U.S. Surgical's technological expertise could add in the continued refinement of Bard's EndoCinch product line. At the same time, the Bard sales force will get access to an expanded product offering.

                      Turning to the financials, we expect Bard to add about $0.05 per share to earnings and about $0.07 to $0.08 of free cash flow in its first year within

                      Tyco. We currently see the operations to take out about $235 million of annual costs, with roughly two-thirds of the total materializing during the first year, about $185 million out of G&A spending. Note that Bard's G&A spending levels are nine percentage points higher as a percentage of revenues than those at overall Tyco Healthcare. Just bringing Bard's spending into line with our average would generate around $115 million of savings and this is before gaining any efficiencies from leveraging our existing infrastructure.

                      We believe we can also take out about $50 million from manufacturing and sourcings. Bard has 21 manufacturing facilities. Bard's management has already come to the conclusion that this space was inefficient and had to make plans to close 12 of the 21 sites. For the sake of comparison, when gauged by revenues to manufacturing space, Tyco Healthcare is now more than twice as efficient as Bard. Additionally, we have tax planning initiatives to lower Bard's tax rate toward our corporate average.

                      I want to stress that we will not make any cuts in the level of R&D spending, nor do we anticipate any charges in Bard's selling expenses. We will spend what is necessary to ensure a good flow of new products, which Bard is currently enjoying and has some new products coming out into the marketplace, and we will spend that level as necessary in order to ensure a good, effective flow of those products, as we do throughout Tyco Healthcare.

                      I also would like to note that Bard has come to recognize the need to become more efficient and Bard itself had announced a restructuring plan to consolidate its eight administrative organizations into one and to close 12 of its 21 manufacturing facilities. We agree, there is lots of room to cut costs, although our approach will be a bit more decentralized and will be less disruptive, we believe, to their sales force.

                      I do want to anticipate one question that we expect to be on many of your minds, the issue is how much direct overlap is there between Bard and Tyco Healthcare and could this pose a problem to the transaction? We see this and we looked at it hard as a pretty de minimus issue. There is some small amount of direct overlap with the urology product lines, totaling, perhaps, 5% to 7% of Bard's total revenues. While we do not see this as a problem one way or another, I stress that this is not material to the strategic attractiveness, the cost take on the opportunities, nor the financial attractiveness to the deal.

                      On a more personal note, Bill Longfield, who I've gotten to know over the last few years, has told me that he wishes to retire as Bard's CEO. Bill has successfully led Bard for eight years and built their firm into a leading healthcare concern. Bard will be managed within the existing Tyco Healthcare structure, which is led by Rich Meelia. I am now going to have Rich outline the deal and some of the attractiveness of it to you. Rich.

R. Meelia             Thank you, Dennis. Tyco Healthcare is very excited about
                      Bard, as it fits extremely well into our strategy of building a mid-tech medical device company with worldwide sales, marketing and distribution capability. Bard's products are grouped into four disease states, vascular, urology, oncology and surgical.

                      Urology operates in a market size of about $800 million and has been growing between 6% and 8%. The urology sales represent approximately 36% of revenues and has key products, such as an infection control catheter, that helps prevent nosocomial infections and brachytherapy seeds for treating prostate cancer, a fast growing procedure.

                      Its oncology business operates in a $1.4 billion market, with segments growing between 6% and 10%. It represents 24% of revenues, with highly profitable products, such as implantable infusion ports and chronic catheters, as well as the recently introduced EndoCinch product.

                      Its vascular products are in a one billion dollar market and they reflect 23% of revenues and include vascular grafts and various products, such as stents and vena cava filters for treating peripheral vascular disease.

                      Finally its last segment, surgical, represents a billion dollar market and it currently represents 16% of its revenue, but is one of the fastest growing segments, with breakthrough technology in areas such as hernia mesh and plugs and other hemostasis products.

                      Bard's products have exhibited really strong sales growth with overall top line growth of 8% and segment growth ranging anywhere from 6% to 17%. Much of this growth has been fueled by a good R&D pipeline, which has produced innovative products in hernia repair, bladder cancer, gastrointestinal distress and peripheral vascular disease, among others. In fact, their current budget calls for 7% of this year's sales to come from products introduced this year. We highly value this R&D pipeline and intend to support it in the future.

                      We like all of the Bard segments, but there are some that are especially appealing. Bard's excellent growth with hernia mesh fits ideally with U.S. Surgical's laproscopic instrumentation used to open a workspace and to secure that mesh. This is one of Surgical's fastest growing segments and the call point is identical. We understand the urology business extremely well and can do great things with these products throughout the world. Bard's access products are highly profitable and innovative and represent an excellent growth opportunity. These are merely the highlights of what will be a great addition to the Tyco Healthcare product portfolio.

                      From a marketing and distribution standpoint this transaction is ideal. In the US these products are purchased by our current customers, whether they be individual institutions, integrated networks or group customers. As with Tyco Healthcare's current products, they are shipped either directly or through distribution partners, such as Allegiance, McKesson and Owens & Minor. The excellent relationships that we have with these customers should facilitate really strong sales synergy opportunities.

                      We're also excited about the opportunity to grow our sales outside the United States. Bard's $300 million in sales will be greatly enhanced by utilizing the Tyco Healthcare infrastructure that currently supports our $2.2 billion in sales outside the US. Whether it is Europe, Japan, Latin America or Asia Pacific, our current sales, marketing and distribution infrastructure will provide excellent sales upsides.

                      Naturally, there will be numerous opportunities to generate significant cost reductions by bringing together our two businesses. Bard's current gross margin is more than 10% higher than Tyco Healthcare's gross margin, yet their EBITDA percentage is almost 30% lower. By eliminating the obvious redundancies that result from this type of transaction and creating a strong earnings focus in the various divisions, we intend to have Bard's earning percentage reflect that of Tyco Healthcare.

                      So overall, we are very bullish about this transaction and we look forward to working with the Bard management team in the coming months to start establishing a great integration program.

D. Kozlowski          Thank you, Rich. Now we'd like to open it up for any
                      questions that you may have of us.

Moderator             Great. The first question I show in queue comes from the
                      line of Jack Kelly with Goldman Sachs. Please go ahead.

J. Kelly Good morning, Dennis. Congratulations. Just two questions, one for you and maybe one for Rich. Clearly this is a company that's been kind of in the sights of Tyco for a while. I'm just kind of wondering why now, Dennis? I mean it certainly makes a lot of sense, but what's happened here? Is it just a matter that the company decided to sell and you don't do unfriendly deals, so it came together for that reason?

D. Kozlowski          Exactly. It was the right timing for the company, for
                      Bard, for Tyco. We had digested Mallinckrodt. Rich and his team were in a good position to put their resources into another acquisition at this time, and the timing was perfect for Bard. Bard was ready to undertake some massive changes and consolidation of facilities into one central location and some cost cutting. So they were looking at some of their own internal changes here and I think the board just felt that it was a good time to consider a sale. The timing just worked out well for us.

J. Kelly Good. Rich, you mentioned R&D not being reduced, but going back to '97, R&D as a percent of sales for Bard was about 7%, last year was 4.8%. Now, they got rid of those cardiology products. Was that the reason as a percent of sales R&D was higher then, so apples-to-apples it really hasn't changed? If we could kind of cut through it all?

R. Meelia             That's exactly right, Jack. Back then they were competing
                      with the Medtronics and the Guidants and the Sie-Meds and that's a whole different category. We describe it as mid-tech and a 5% level is more than adequate to keep your product innovative.

J. Kelly              Good.  Thank you.

Moderator             Thank you. We do have a question then from Bob Cornell's
                      line with Lehman Brothers. Please go ahead.

B. Cornell            Good morning, everybody.

D. Kozlowski          Hello, Bob.

B. Cornell            Since we have Rich on the line, it seems again like you
                      guys are going ahead at a rapid pace in Healthcare with Mallinckrodt and now Bard. Maybe Rich could give us sort of a view of where the global platform is and I certainly could use a better understanding of how the sales forces of the various businesses have been combined in this country? You reference the global infrastructure, how well integrated the various pieces that you have already are in Europe and how Bard might fit there? Then maybe a comment on how this acquisition would position you relative to the J&J's and other of the major of your competitive players, the big picture?

R. Meelia             Sure. Our basic platforms include, really, four major
                      businesses. We have a surgical business that consists of Valley Lab, U.S. Surgical. We have a medical business, which is Kendall and Sherwood and professional medical businesses such as that, an imaging business, with contrast media and...medicine products, as well as respiratory therapy products. We also have pharmaceuticals, but those are somewhat separate. Bard really fits in to all of these categories and we don't see establishing a separate platform. They will work extremely well with our current portfolio.

                      From a sales and marketing standpoint, we really keep these businesses fairly separate. We really believe that these divisions require a sales, marketing and product development focus. And just as Bard was attempting to, I think bring consolidation to the back office support functions for these businesses, that's exactly the philosophy that we have had at Tyco Healthcare, where we eliminate cost in those functions that really don't touch the customer and keep all of our focus on the things that do affect them. That's the product, the way they get it and making sure we keep the innovation coming through the product line. That's true throughout the world.

B. Cornell            Well you mentioned that the customers are similar and you
                      talked about that, but are these customers seeing a representative from Kendall, U.S. Surgical, Mallinckrodt and now Bard, or are we going to have a way to focus the selling effort on some of these major buying institutions?

R. Meelia             Yes. Today the major buying groups, the Novations and
                      Premiers and Health Trusts, they do see one person who represents all of Tyco Healthcare. That is one of the first things we do when we acquire these companies. The individual doctors and nurses who need to see these products and understand how to use them and to be trained, they will see separate Tyco Healthcare sales people, but those responsible for doing contracting for hospitals on behalf of groups do see one person reflecting all of Tyco
                      Healthcare. That's the way our customers like it and we do as well.

B. Cornell            I guess a final question is a thing that Jack said, you
                      guys have been looking at Bard for quite a while. It's not a surprise that this comes together. Is there any other portfolio hole, at least in broad terms, that you see is a part of your Healthcare business? Maybe if not domestically, internationally? Where does this global platform need to go next sort of in a big picture perspective?

R. Meelia             Well, I think within those four categories, we've got tons of room for growth. It's not a portfolio with a huge hole in it at all. I mean we will continue to look at other opportunities, but we're extremely pleased with what we have today, especially with the addition of the Bard products. There's just plenty of opportunity, here in the US, as well as as we expand geographically around the world.

B. Cornell            Okay.  Thank you.

R. Meelia             You're welcome.

Moderator             Thank you. We do have a question then from Brian Miron's
                      line with Fidelity Investments. Please go ahead.

B. Miron Hello. Bard has about 8,000 employees. Do you have any estimate in terms of the total job cuts that would be involved? Secondly, although you are generating lots of free cash flow, you've done several cash-based acquisitions. Do you have any plans for longer-term financing, in terms of either going back to the debt or equity market?

D. Kozlowski          Brian, it's premature, at this time, to give head count
                      reductions. We could tell you some numbers, the hundreds of millions of dollars of cost that we are focused on and we will be working closely with Bard management. Rich and his people will be working very, very closely with Bard management over the next few months, to put together a good plan here, much the same that we did at Mallinckrodt and Surgical and Kendall and other businesses that we have purchased. We will be expanding that plan over the next few months.

                      Insofar as financing goes, I would like to turn that over to Mark Swartz.

M. Swartz             Our approach to financing and managing the balance sheet
                      has always been a combination of using both cash and equity. Bard's an example of where we are coming out with equity in order to purchase it. They have a very small amount of net debt, representing right around $73 million or so.

                      One thing we're always doing, and especially now with CIT, looking at the strength of our balance sheet, making sure that we continue to have an appropriate level of leverage, continuing to strengthen the amount of equity we have out there, so that we can continue to be able to access the fixed income market at very attractive rates.

D. Kozlowski Yes, the tweaks or the changes now here at Tyco is with our finance company that will be closing tomorrow, bond ratings and debt equity ratings have always been important to us, but now they are more important than ever that we do keep a good strong balance sheet and that we do keep the right ratio of debt to equity here.

B. Miron              Thank you very much.

D. Kozlowski          You're welcome.

Moderator             Thank you. We do have a question then from Jeff Sprague's
                      line with Salomon Smith Barney. Please go ahead.

J. Sprague Good morning. Just a couple of things. Dennis or Mark, I guess on this FASB change, deals that are consummated after June 30th probably won't be amortizing goodwill, which I guess will be the case with this. I was just wondering, does the $0.05 accretion number you put out include or exclude amortization?

M. Swartz             You're right. June 30, for deals that close after that,
                      goodwill amortization will no longer be running through the income statement. However, as part of the opening balance sheet, we will need to go ahead, as we have up until now, and allocate the purchase price to intangibles.
                      That amortization does end up continuing. So if you look at the pro forma that we've put together here and the $0.05, if you were to compare new FASB to old FASB, it works out to a little over an extra penny of earnings. So if we were under the old basis it would have been $0.04, or a little less, and now we will end up having $0.05, and that's because we have included $34 million of ongoing amortization here related to intangibles.

J. Sprague            Meaning the intangibles that Bard already has on their
                      balance sheet, correct?

M. Swartz             No. Incremental also, as part of the valuation that needs
                      to be done on the opening balance sheet.

J. Sprague            Terrific. Maybe for Rich, given Dennis' comment about just the relatively low overlap in revenues, 5% to 7% in urology, I just wonder if in the four key end product areas, Rich, if you could give us your view of who the key competitors are, the top one or two?

R. Meelia             Yes. They are actually the same people we compete with
                      today. They would be Johnson & Johnson. We compete a little bit with Becht and Dickinson, a little bit of Boston Scientific on some of the urology specialty products, but those are the major competitors.

J. Sprague            So there's not a big change across those four product
                      lines, where one is better positioned than another?

R. Meelia             No.

J. Sprague            Okay.  Thank you.

R. Meelia             You're welcome.

Moderator             Thank you. We do have a question then from Harriet
                      Baldwin's line with Deutsche Bank. Please go ahead.

H. Baldwin            Good morning. It sounds like Bard has pretty strong market shares already in the US. Do you need to grow into adjacent product areas to get growth domestically or is the focus really exploiting the international opportunity?

R. Meelia             Well it will be both, Harriet. In some of their segments,
                      they do have excellent market shares. In others, they have recently introduced some excellent new products, that Dennis made reference to several of them. We see great growth here in the US. Not withstanding that, everything that we do at Tyco Healthcare is tremendously benefited by the international infrastructure. We are virtually in just about every major country on a direct basis, where we sell directly to the end user, capturing all of the margin and not sharing it with distribution. So what we can bring to Bard is something they just could not have done on their own and is a big part of the sales upside equation in this deal. But it's not the only part. They've had some nice growth over the recent past, without having the kind of international infrastructure, which we do have. I think it's a tribute to their pipeline.

D. Kozlowski Harriet, we do want to point out we have not placed any earnings value in our projections on the sales upside. As usual in the Tyco deals, our emphasis has been on getting our margins up and on the cost reductions, but there is no value on what we feel no doubt could be some meaningful opportunities that Rich and his team have.

H. Baldwin            Right. Then in talking about some of the marketing and
                      distribution opportunities, obviously the sales force that Tyco has and that Bard has are familiar with similar product areas, but how long do you expect some cross training to take place, so that the sales force really understands what they're selling?

R. Meelia             We'll get at that pretty quickly. We can't, obviously, do
                      anything until the transaction is consummated, but once that happens, we'll probably have everything done within a couple of months. One of our trademarks is the ability to work with these companies at an interim period, so we get a pretty good feel, including the opinion and the input from Bard's management of how best to handle these sales forces.

H. Baldwin            Great. Then in hearing you describe Healthcare as a
                      mid-technology company, I think pre-U.S. Surgical you may have described it as being more of a lower-tech medical area. Do you have any wishes to go to the higher-tech area or is there plenty in the mid-tech area to keep you busy for a while...?

R. Meelia             We think there is plenty here and we think it fits our
                      style perfectly.

H. Baldwin            Great.  Thank you.

Moderator             Thank you. And we do have a question then from Don
                      MacDougall's line with JP Morgan. Please go ahead.

D. MacDougall         Good morning. Dennis, you mentioned that there was a
                      possibility of taking advantage of your Bermuda tax base here. I'm wondering if you could lay out what the time line for that would be, and furthermore, if that is factored in to the $0.05 accretion for the first 12 months?

D. Kozlowski          Don, I'm going to defer that question to Mark Swartz,
                      who's here with us today.

D. MacDougall         Okay.

M. Swartz             Good morning, Don. As far as the taxes go, when you look
                      at the areas of manufacturing where Bard currently is outside of the United States and the earnings that are coming from there, and now with them becoming part of a Bermuda company, we no longer have a consolidated tax on worldwide income, but we'll pay it based on each of the jurisdictions and where the income is coming from. That's what brings about the reduced taxes versus their current.
                      I believe it's around 30% or 31%. That will come through almost immediately upon closing that acquisition. A portion of that has been included in the $0.05 accretion we're talking about.

D. MacDougall         Okay. Now in terms of longer-term tax effects, would there be future benefits beyond the first year that you could see?

M. Swartz             Yes, there will be. Rich has talked about, already, as we
                      go forward, the consolidations on manufacturing facilities over time and also being able to take more of their sales and be able to put that in to our sales force outside the United States. When you look at a blended rate on those increased sales that we do expect will come about but haven't baked into our pro forma, it will be at a lower average tax rate.

D. MacDougall         Okay. Then a question for Rich. Rich, you had laid out
                      four platforms that the Healthcare business addresses right now. I guess what I was wondering is if you could, on a pro forma basis, lay out what revenues per each of those four pieces would be, and maybe on a percentage basis, where you think you are, in terms of your addressable market, i.e., how much of the market is left to maybe grab a piece of in each of the pieces?

R. Meelia             Sure. The answer to the first part of that question, the
                      surgical business is between a billion and $1.4 billion. I don't have these numbers in front of me, so we're approximating. I think in all of these businesses the addressable market, I bet we're probably less than 10% there. It's not like in any of these businesses we've got super, super penetration like that. In certain segments you get some strong shares, but nowhere near the point where you would say, "I'm out of room." The medical business is probably $2.5 to $3 billion. The respiratory is about a billion and the imaging is about a billion.

D. MacDougall Okay. Now when you talk about 10% of your addressable market, does that just focus on what you would consider to be middle-tech or does that include some higher-tech areas?

R. Meelia             It's low to mid-tech.

D. MacDougall         Okay.  Thank you.

R. Meelia             You're welcome.

Moderator             Very good. We're going to go to Barry Bannister's line
                      with Legg Mason.

B. Bannister          Good morning, Dennis.  Great deal.  Thank you.

D. Kozlowski          Thank you, Barry.

B. Bannister          The international sales currently at Bard is 28%. What is
                      it for Tyco Medical and how long do you think it will take to get there?

R. Meelia             We're about 35%. It won't take long. Only because, like
                      I've mentioned previously, we just have everything in place. We've got between a billion and $1.5 billion in Europe alone. We've got about $500 million in Japan. We're just growing international like crazy. I think about 6% of our growth is coming from outside the US, so it won't take long.

B. Bannister          And on their last conference call Bard said their
                      EndoCinch sales would be hampered a little bit in '01 by a lack of reimbursement. For someone who hasn't really kept up with reimbursement rate trends that closely, could you give us an update as to whether the trends for your product portfolio are getting better, staying the same or worse on a year over year basis, going out this year and next year?

R. Meelia             I think that for companies that are in to the higher
                      technology, where you're introducing really radically changing ways in which medicine is being practiced, the reimbursement is a legitimate issue. It's not a matter of getting it; it's a matter of how long it takes to get it.
                      In our area we don't see as much of that as you would in the higher technology area.

                      EndoCinch will get its reimbursement. The product gets approved by FDA and then you need to get HCFA approval for reimbursement. They should almost be coincidental, but they're not.

B. Bannister          I see. Then when I look at the comments you made earlier
                      about EBITDA being less than Tyco Healthcare, but the gross margin, I believe you said, was about equal?

R. Meelia             Actually, even higher.

B. Bannister          Higher?

R. Meelia             Yes.

B. Bannister          Did you give a level on that?

R. Meelia             I can. Their gross margin is about 56% and ours is about
                      50%, so this will be a positive piece of that equation.

B. Bannister          As per usual, you don't factor increased sales into your
                      accretion estimate. You really just did this on a cost basis, didn't you?

R. Meelia             Absolutely.

B. Bannister          Then the last question is, I think someone asked earlier,
                      but I wasn't sure, the tax rate going 30% to 31%, down to Tyco's 25%, or would there be some stopping point in between?

M. Swartz             It will eventually, Barry, be going down to the 25% level.
                      Then as we've talked about on Tyco overall, we do have opportunities and are currently putting in place and it was seen last quarter and will continue to be seen over the next year and a half of bringing our rate down even below the 25% level.

B. Bannister          If I could just squeeze one last in, I understand there
                      was a 12-plant closure plan at BCR, but did you say you would expand that plan or was that just pretty much what you were thinking as well?

D. Kozlowski          It will not go forward just as planned, because it's
                      obviously going to be managed within the context of all of Tyco Healthcare's manufacturing facilities. So it won't be any less, I can assure you of that.

B. Bannister          Great.  Great deal.  Thank you.

Moderator             Thank you. We do have a question then from David
                      Bluestein's line with UBS Warburg. Please go ahead.

D. Bluestein          I have two questions. First, Dennis, Bard's own
                      restructuring was designed to take out $50 million to $80 million of cost over the next three years. I think, based on the answer to Barry's question, your take out estimates just supercede their plans?

D. Kozlowski          Yes. Our take out estimates supercede and exceed their
                      plan.

D. Bluestein          Okay. Mark, following on Jack Sprague's question, how much goodwill is going to be allocated to goodwill and how much to amortizable intangibles?

M. Swartz             Our estimate is approximately 25% to 30% of the excess
                      purchase price will go to intangibles and that will represent almost half of what the amortization would have been straight goodwill-wise. The balance then ends up being capitalized on the balance sheet, and then as we've been doing all along, doing the ongoing impairment reviews.

D. Bluestein          Okay. So what does that mean? About a ten-year intangible
                      life on average?

M. Swartz             No. On average, for the piece that we'll be allocating,
                      it's about 20 years.

D. Bluestein          Twenty years.  Okay.  Thanks a lot.

M. Swartz             You're welcome.

Moderator             Thank you. We do have a question then from Ted Wheeler's
                      line with Buckingham Research. Please go ahead.

T. Wheeler            Hello.  Good morning.

D. Kozlowski          Good morning, Ted.

T. Wheeler            The amortization of those intangibles, that would become
                      tax deductible under the new regime, I guess. Is that correct?

M. Swartz             There are aspects of it that are.  Correct.

T. Wheeler            Shifting gears a little bit, there is a new Congress.
                      There are some healthcare initiatives likely to come. Do you see anything, I see a new leadership in Congress, do you see new areas of concern or opportunities in what you see developing there for Tyco Healthcare overall?

D. Kozlowski          I think, speaking from my perspective on it, and Rich can
                      give his, I think the new Congress' emphasis on healthcare and on doing more for the patient can't hurt us. I think overall that's more of a plus than a negative. Rich?

R. Meelia             Yes. I think there's more sensitivity to the role that
                      medical products can play and to helping reduce the cost of healthcare. There is a pretty good recognition that the cuts that were made back with the Balanced Budget amendment were really too aggressive and they actually did slow back some of that. I think we are lobbying hard right now, along with all of the other healthcare providers, to see if we can get that even increased.

D. Kozlowski          But the pendulum is swinging toward being friendlier to
                      healthcare companies in a way, Ted.

T. Wheeler            Well, I guess in the spending sense, but coming with that
                      is there not increased monitoring of reimbursements and profit control?

D. Kozlowski          I think at the high-end pharmaceutical level and the
                      higher-tech level, there certainly is, but down here where we are, in the lower and medium-tech products, that really is not an issue, since nobody could really accuse companies down at this end of making obscene profits.

T. Wheeler            Great.  Thank you again.  Good deal.

D. Kozlowski          We have time for one more question here today, so we'll
                      have to make this one the final question.

Moderator             Very good then. That question then comes from Louis
                      Sarken's line with Chesapeake Partners. Please go ahead.

L. Sarken             They've been answered.  Thank you.  Good deal.

Moderator             Very good. Thank you. We have a question then from Jeff
                      Samsen with Bear Stearns. Please go ahead.

J. Samsen             No question.

Moderator             All right.  Very good then.

D. Kozlowski          Okay, well we want to thank everybody for their time and
                      attention today. We're pleased to give you this update on Tyco and the update on the Bard acquisition. As we said during the conference call, we are very optimistic about our abilities to get greater earnings accretion from this and remain very bullish about our current quarter, the rest of this fiscal year and next year at Tyco. Thank you again for your time and attention.

Moderator             Thank you. Ladies and gentlemen, this conference will be
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